UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

FERRELLGAS PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

315293 10 0

(CUSIP Number)

Kevin B. Kolb GreatBanc Trust Company, Trustee 1301 West 22nd Street, Suite 800 Oak Brook, IL 60523-3391	J. Ryan VanWinkle Sr. Vice President & CFO Ferrell Companies, Inc. 7500 College Blvd., Suite 1000 Overland Park, KS 66210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 315293 10 0

1.	Names of Reporting Persons I.R.S. Idenficication Nos. of Above Persons (Entities Only) Ferrell Companies, Inc. Employee Stock Ownership Trust 43-1820905

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 20,327,666

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 20,327,666

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,327,666

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 27.0%(1)

12.	Type of Reporting Person EP

(1) The percent of class in line 11 is calculated as of March 31, 2011.  As of that date, there were 75,240,760 shares outstanding.

SCHEDULE 13G

CUSIP No. 315293 10 0

1.	Names of Reporting Persons I.R.S. Idenficication Nos. of Above Persons (Entities Only) Ferrell Companies, Inc. 43-1688741

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 20,327,666

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 20,327,666

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,327,666

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 27.0%(1)

12.	Type of Reporting Person HC

(1) The percent of class in line 11 is calculated as of March 31, 2011.  As of that date, there were 75,240,760 shares outstanding.

Item 1.
	(a)	Name of Issuer: Ferrellgas Partners, L.P., a Delaware limited partnership
	(b)	Address of Issuer’s Principal Executive Offices: 7500 College Blvd., Suite 1000, Overland Park, KS 66210

Item 2.
	(a)	Name of Person Filing: 1) Ferrell Companies, Inc. Employee Stock Ownership Trust 2) Ferrell Companies, Inc.
	(b)	Address or Principal Business Office or, if none, Residence: Both at 7500 College Blvd., Suite 1000, Overland Park, KS 66210
	(c)	Citizenship: 1) Illinois 2) Kansas
	(d)	Title of Class of Securities: Common Units
	(e)	CUSIP No.: 315293 10 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☒	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment advisor in accordance with section Rule 13d-1(b)(1)(ii)(E).
	(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
	(k)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.

The Ferrellgas Partners, L.P. Common Units are directly owned by Ferrell Companies, Inc. which is a wholly owned subsidiary of Ferrell Companies, Inc Employee Stock Ownership Trust.

This report is required due to the change in the Reporting Persons’ beneficial ownership computed as of March 31, 2011 decreasing by more than 5% of the Common Units of Ferrellgas Partners, L.P. since the last filing as of December 31, 2006. This change resulted solely from a change in the aggregate number of Common Units outstanding.

(a) Amount beneficially owned: 20,327,666 Common Units.
(b) Percent of class: 27.0%.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: -0-.
(ii) Shared power to vote or to direct the vote: 20,327,666.
(iii) Sole power to dispose or to direct the disposition of: -0-.
(iv) Shared power to dispose or to direct the disposition of: 20,327,666.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Item 2 and Item 4.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 25, 2012

GreatBanc Trust Company, as trustee of the Ferrell Companies, Inc. Employee Stock Ownership Trust

	By:	/s/ Kevin B. Kolb
Kevin B. Kolb
Vice President

Ferrell Companies, Inc.

	By:	/s/ J. Ryan VanWinkle
J. Ryan VanWinkle
Senior Vice President and Chief Financial Officer; Treasurer

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G dated March 31, 2011 with respect to the Common Units of Ferrellgas Partners, L.P. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each is individually eligible to use Schedule 13G to which this exhibit is attached and each is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but none of them is responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: January 25, 2012

GreatBanc Trust Company, as trustee of the Ferrell Companies, Inc. Employee Stock Ownership Trust

	By:	/s/ Kevin B. Kolb
Kevin B. Kolb
Vice President

Ferrell Companies, Inc.

	By:	/s/ J. Ryan VanWinkle
J. Ryan VanWinkle
Senior Vice President and Chief Financial Officer; Treasurer